Exhibit 1.02
Google Inc.
Conflict Minerals Report
For The Year Ended December 31, 2013

This Conflict Minerals Report (this “CMR”) for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, which requires certain reporting and disclosure related to conflict minerals (the “Rule”). Conflict minerals are currently defined as cassiterite, columbite-tantalite, wolframite, gold, or their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”)1 for the purpose of this assessment. These requirements apply to registrants whatever the geographic origin of their conflict minerals and whether or not their conflict minerals fund armed conflict. Please refer to the Rule, Form SD, and SEC Release No. 34-67716 for definitions of the terms used in this CMR, unless otherwise defined herein.

In accordance with the Rule, if the registrant knows, or has reason to believe, that any of its products within the scope of the Rule contain 3TG that originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) and are not from recycled or scrap sources, then the registrant must exercise due diligence on the source and chain of custody of its 3TG and submit annually (as an exhibit to Form SD) a report to the U.S. Securities and Exchange Commission (the “SEC”) that includes a description of those due diligence measures and other required disclosures.

Statements in this CMR are based on our due diligence activities performed to date in good faith and are based on information available at the time of this filing. Factors that could affect the accuracy of these statements include, but are not limited to, incomplete supplier data or available smelter and refiner (collectively referred to as “smelters” in this CMR) data, errors or omissions by suppliers or smelters, ongoing certifications of smelters, continued guidance or amendments to the Rule, and other issues. Additionally, this CMR may contain forward-looking statements that reflect what we strive to achieve in the future as we continue to improve our responsible sourcing program. These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties.

References to our website do not incorporate information from the website into this filing.

Throughout this report, we use “Google,” “we,” “our,” and similar terms to refer to Google Inc. and its subsidiaries (collectively, “Google”), unless otherwise indicated. Motorola Mobility LLC, a wholly-owned subsidiary of Google (“Motorola”), has developed its own conflict minerals policy and program. Accordingly, we have structured this CMR to disclose Google’s and Motorola’s conflict minerals programs separately.

1 The term “conflict mineral” is defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country.

Google

1. Overview

(A) Company

Google is a global technology leader focused on improving the ways people connect with information. We aspire to build products and provide services that improve the lives of billions of people globally. Our mission is to organize the world’s information and make it universally accessible and useful. Our innovations in web search and advertising have made our website a top internet property and our brand one of the most recognized in the world. Our Google segment generates revenues primarily by delivering relevant, cost-effective online advertising. Businesses use our AdWords program and AdSense program to promote their products and services with advertising on both Google-owned properties and publishers’ sites across the web.

(B) In-Scope Products

In addition to advertising, our Google segment generates revenue from the sale of hardware and other devices. The hardware and other devices that were considered in scope for this CMR pertain primarily to Chrome and Android-related devices. These product lines include a variety of consumer facing devices such as phones, tablets, laptops, and other electronics.

(C) Supply Chain

Google’s supply chain consists of a diverse range of suppliers and several manufacturing models. The products described above were manufactured by other companies through models that range from licensing software with minimum hardware specifications to Google contracting directly with contract manufacturers. Whether Google is working with an Original Equipment Manufacturer or working more closely with the product’s design, Google is several tiers away from the smelter and country of origin of the 3TG used in our products. Google does not directly purchase raw materials.  In addition, many of the suppliers we work with directly (“direct suppliers”) are located outside of the United States and are not directly subject to the Rule and its corresponding regulations.

1.1 Google Conflict Minerals Policy

Google believes it is essential to establish validated, conflict-free sources of 3TG. To aid in this effort, we have established a conflict minerals policy and an internal team to implement the policy. We expect our suppliers to source 3TG from certified conflict-free smelters (such as those audited through the Conflict-Free Sourcing Initiative’s Conflict-Free Smelter Program), perform due diligence on the source and chain of custody of the 3TG used in our products, and provide their due diligence measures to us upon request. Google’s conflict minerals policy is accessible on our website at www.google.com/about/company/conflict-minerals.html.

2. Google Reasonable Country of Origin Inquiry

To identify which of our suppliers to survey regarding the source of the 3TG used in our products, we inventoried our product areas to determine which products were in scope. Products were considered in scope if they were manufactured or contracted for manufacture between February 1, 2013 and December 31, 2013, and if they were intended to enter the stream of commerce. For products in scope, we compiled a list of our suppliers from whom we requested information about their sourcing of 3TG.
We requested that such identified suppliers provide us information regarding their supply chain using the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative Conflict Minerals Reporting Template (the “EICC-GeSI Template”), which asks suppliers to identify the 3TG in their products, report information about the sources of the 3TG, and provide other information that is used to assess whether or not they are sourcing from known sources of 3TG that directly or indirectly support conflict in the Covered Countries. Each supplier was sent a letter requesting its support and the EICC-GeSI Template. Google worked with third parties to assist in the gathering and analysis of the supplier responses.

Approximately 95% of Google’s suppliers surveyed provided a response to the supply chain survey. Our suppliers provided data to us at either the supplier level or the product level but, in many cases, supplier responses did not relate specifically or solely to the products supplied to Google. Although we received a high supplier response rate, our suppliers identified many smelters in their supply chains that we were unable to verify as businesses with valid smelting operations. Additionally, some of our suppliers returned EICC-GeSI Templates that were incomplete or only represented a portion of their supply chain.

Supplier responses indicated that some of the smelters used by certain suppliers at various levels of our supply chain obtain 3TG from the Covered Countries. Supplier responses also indicated sourcing 3TG from outside the Covered Countries, from recycled or scrap sources, and from unknown origins. Based on our supply chain survey, we were unable to verify with certainty the source and chain of custody of all of the 3TG used in our products.

3. Google Due Diligence

Our due diligence measures were designed in accordance with the framework set forth in The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, 2013 (“OECD Guidance”), and the related Supplements for gold and for tin, tantalum, and tungsten.

The OECD Guidance utilizes a five-step process for due diligence:

1.	establish strong company management systems,

2.	identify and assess risks in the supply chain,

3.	design and implement a strategy to respond to identified risks,

4.	carry out independent third-party audits of supply chain due diligence at identified points in the supply chain, and

5.	report on supply chain due diligence.

Below is a description of Google’s due diligence activities performed for the 2013 reporting year.

OECD Step 1 - Establish strong company management systems

•	We adopted the policy described in Section 1.1 above and made it publicly available.

•
We established an internal team to implement Google’s conflict minerals policy. This internal team designed our internal processes, tools, supplier requirements, and supporting trainings for suppliers and internal stakeholders.

•	We included responsible sourcing and due diligence requirements in Google’s Supplier Code of Conduct and in our supplier contract templates.

•	We have a grievance mechanism for reporting violations of Google’s policies.

OECD Step 2 - Identify and assess risk in the supply chain

•	To collect information about the smelters of the 3TG used in our products, we requested that suppliers providing in-scope products/parts complete an EICC-GeSI Template.

•	We assessed the EICC-GeSI Templates received from our suppliers for completeness and reasonableness based on internally defined review criteria.

•
We validated whether each smelter disclosed by our suppliers was a valid smelter by checking against the Standard Smelter List provided by the Conflict-Free Sourcing Initiative (the “CFSI”). When a smelter name provided by a supplier was not included in the Standard Smelter List, we requested additional information from suppliers. Once identified, we determined whether the smelter had received a conflict-free certification by the CFSI.

OECD Step 3 - Design and implement a strategy to respond to identified risks

•	We are designing a strategy to establish a conflict-free supply chain, including proposed remediations for suppliers identified as sourcing 3TG from not conflict-free sources.

•	We began to request that suppliers transition sourcing to smelters certified as conflict-free by the CFSI.

•	We plan to report suppliers who are found to be directly or indirectly supporting conflict in the Covered Countries to Google's internal conflict minerals team and management.

OECD Step 4 - Carry out independent third-party audits of supply chain due diligence at identified points in the supply chain

•	Google currently participates in the CFSI, and we rely upon the CFSI’s Conflict-Free Smelter Program to perform audits of smelters and certify them as conflict-free.

OECD Step 5 - Report on supply chain due diligence

•	We plan to report on our supply chain due diligence policies and practices on an annual basis by filing a Form SD and CMR with the SEC as required.

4. Google Due Diligence Results

Based on our due diligence, we have reason to believe that a portion of the 3TG used in our products originated from the Covered Countries, but we have not identified any instances of sourcing that directly or indirectly supported conflict in the Covered Countries. Our conclusion is based on information provided by suppliers for the 2013 reporting period. In some instances, information provided by our suppliers was unverifiable or incomplete and, as such, we were unable to verify with certainty the source and chain of custody of all of the necessary 3TG in our products.

The results of Google’s due diligence on the 3TG used in our in-scope products are noted below:

Smelters*	Tin	Tungsten	Tantalum	Gold
Number of smelters	62	22	22	88
Number of smelters listed as certified by the CFSI	12	0	20	38
* The table represents those smelters and refiners disclosed by our suppliers that are listed on the CFSI’s Standard Smelter List as having valid smelting or refining operations, and those which are listed as certified based on information available on the CFSI’s website (www.conflictfreesourcing.org).

Efforts to determine mine or location of origin

As part of our due diligence process described in Section 3 above, Google has worked to ensure that our efforts to identify mines and the country of origin of the 3TG in our products has been reasonable and aligned to industry practices through our support of processes and tools developed by the CFSI.

5. Steps taken or to be taken to improve our due diligence and mitigate the risk of not conflict-free sourcing

We recognize that efforts to reduce violence associated with conflict minerals are ongoing and require continually adapting to changing situations. We will continue to improve our compliance processes including, but not limited to, taking the following steps:

•	In the 2014 reporting year, we will continue to engage with suppliers to gain better visibility of the country of origin and chain of custody of the 3TG used in our products.

•	We will continue to use and encourage suppliers to use publicly available tools from the CFSI, and we will continue to be a member of the CFSI.

•	We will continue to work with direct suppliers and engage with our supply chain to increase the quality of the data provided to us.

•	We will continue to encourage our direct suppliers to source from conflict-free smelters that are listed as certified by the CFSI.

•
As we enter into contracts with new suppliers and renew contracts with existing suppliers, we will include requirements that our suppliers support our conflict minerals policy and due diligence efforts.

•
We are in the process of implementing a system that includes an online platform for storing and managing our conflict minerals due diligence procedures and results. This system will be updated as information about and from our supply chain is gathered.

Motorola

1. Overview

(A) Company and In-Scope Products

During the calendar year ended December 31, 2013, Motorola was comprised of two segments: Motorola Mobile and Motorola Home. The Motorola Mobile segment is focused on mobile wireless devices and related products and services and generates revenues primarily by selling hardware products. Motorola Mobile products that were considered in scope for this CMR include converged mobile devices such as smartphones, headsets, and smartphone accessories. The Motorola Home segment is a provider of products and services to cable operators and wireline telecommunications service providers that enable the delivery of video, voice, and data services to consumers. The product portfolio primarily includes interactive set-top boxes, end-to-end digital video and Internet Protocol Television distribution systems, broadband access infrastructure platforms, and associated data and voice CPE.

In April 2013, Google completed the sale of the Motorola Home segment and as such the only Motorola Home products considered in scope for this CMR are those manufactured for sale from January 1, 2013 through April 17, 2013 (date of disposal).

Motorola Mobile and Motorola Home closely coordinated their conflict minerals efforts, processes, policies, and data gathering approaches and the Motorola Home results for the specified reporting period are included in this CMR.

(B) Supply Chain

We rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us – including sources of 3TG that are supplied to them from lower-tier suppliers. Contracts with our suppliers are frequently in force for one to three years and we cannot unilaterally impose new contract terms or flow-down requirements. Given this constraint, we decided to incorporate our conflict minerals reporting requirements into Motorola Mobility’s Supplier Code of Conduct (http://responsibility.motorola.com/index.php/suppliers/scoc/), which is referenced in all supplier contracts. In such we require suppliers to provide information about the sources of 3TG and smelters used in the production of our products. We also communicate supply chain reporting requirements on the Motorola Mobility Corporate Responsibility website (http://responsibility.motorola.com/index.php/suppliers/conflictminerals/). As reporting requirements change, the Motorola Mobility Corporate Responsibility website and Supplier Code of Conduct are revised to reflect those requirements and communicated to suppliers.

1.1 Motorola Conflict Minerals Policy

Motorola intends to demonstrate compliance with the Dodd-Frank Wall Street Reform and Consumer Protection Act’s (the “Act”) provisions and corresponding enabling regulations regarding conflict minerals, as defined therein, including regulations promulgated by the SEC. To support such compliance, Motorola requires that each supplier will exercise due diligence to comply with, and to demonstrate compliance with, the Act to enable accurate reporting on the source and chain of custody of these minerals. Supplier will make its due diligence measures available in the format specified by Motorola and will respond to the request for compliance information in a timely manner. Supplier will have a policy to assure compliance with this policy and to reasonably assure that the tantalum, tin, tungsten and gold in the products they manufacture do not directly or indirectly finance or benefit armed groups that are perpetrators of serious human rights abuses in the Democratic Republic of the Congo or an adjoining country.

Motorola is committed to working with our global supply chain to ensure compliance with the SEC’s conflict minerals rules. We have established a conflict minerals compliance program that is designed to follow the framework established by the OECD. Our enterprise is fully engaged in implementing that program.

Our supplier contracts will include conflict mineral due diligence and reporting requirements. Any direct sourcing by Motorola of tin, tungsten, tantalum and gold will only be from Democratic Republic of Congo Conflict-Free sources, as defined in the SEC’s conflict minerals rule. As we become aware of instances where minerals in our supply chain potentially finance armed groups, as defined in the SEC’s conflict minerals rule, we will work with our suppliers to find alternate conflict-free sources.

We are committed to promoting economic development in Africa through responsible commercial engagement, driving employee awareness, as well as through our corporate citizenship activities. For additional information about our commitment to responsible sourcing and other human rights, see our Supplier Code of Conduct on our website at: http://responsibility.motorola.com/index.php/suppliers/scoc/. Motorola's Conflict Minerals Policy is also publicly available on our website at: http://responsibility.motorola.com/index.php/suppliers/conflictminerals/.

2. Motorola Reasonable Country of Origin Inquiry

It is not practicable to conduct a survey of all of our suppliers and we determined a reasonable approach would be to conduct a survey of the suppliers where the nature of the component, as per the supplier’s materials declaration, indicated that those components contained 3TG. We requested that suppliers producing in-scope components provide us information regarding their supply chain using the EICC-GeSI Template. We surveyed direct suppliers representing in excess of 95% of our 2013 expenditures for direct components. We assessed our industry as well as others and confirmed that this risk-based approach was consistent with how many peer companies approached the Rule.

Through our analysis of the smelter data provided by our suppliers, the CFSI’s Conflict-Free Smelter Program, and Solutions for Hope, we determined that some of our 3TG originated in the Covered Countries.

3. Motorola Due Diligence

Our conflict minerals due diligence measures have been designed to conform with the OECD Guidance as applicable for tin, tantalum, tungsten, gold and downstream companies (as the term is defined in the OECD Guidance), in all material respects. We designed our due diligence measures to:

1.	establish strong company management systems for conflict minerals supply chain due diligence,

2.	identify and assess conflict minerals risks in our supply chain,

3.	design and implement strategies to respond to identified conflict minerals risks,

4.	contribute to independent third-party audits of the due diligence practices of conflict minerals smelters by participating in industry organizations, and

5.	report on our conflict minerals supply chain due diligence activities.

Below is a description of Motorola’s due diligence activities performed for the 2013 reporting year:

•	established an internal team to implement the Motorola conflict minerals program;

•	established requirements and incorporated those requirements into supplier contracts to define Motorola’s expectations of suppliers regarding sourcing of 3TG and reporting of information to Motorola;

•	conducted a review to identify relevant direct suppliers of products containing necessary 3TG;

•
conducted supplier inquiries, which included questions about the location or mine of origin of the 3TG in our products, and obligated those suppliers to make similar efforts to survey their supply chains using the EICC-GeSI Template and report the facilities and location or mine of origin of necessary 3TG;

•
worked to verify that each smelter listed was a smelter and when a smelter name was provided by a supplier that we could not verify through existing smelter lists, we requested additional information from suppliers;

•	reviewed all supplier responses against established criteria for completeness, consistency, and risk;

•	requested the specific smelter names from all suppliers and whether they have sources in the Covered Countries; and

•
compared the smelters identified by suppliers indicating sourcing from the Covered Countries against the list of smelters that have received a “conflict-free” designation for tantalum, tin, tungsten, and gold as published by the CFSI.

4. Motorola Due Diligence Results

Based on our due diligence, we have reason to believe that a portion of the 3TG used in our products originated from the Covered Countries, but we have not identified any instances of sourcing that directly or indirectly supported conflict in the Covered Countries.

The results of Motorola’s due diligence on the 3TG used in our in-scope products are noted below:

Smelters*	Tin	Tungsten	Tantalum	Gold
Total number of smelters	62	22	26	87
Number of smelters listed as certified by the CFSI	9	0	23	30
* The table represents those smelters and refiners disclosed by our suppliers that are listed on the CFSI’s Standard Smelter List as having valid smelting or refining operations, and those which are listed as certified based on information available on the CFSI’s website (www.conflictfreesourcing.org).

5. Steps taken or to be taken to improve our due diligence and mitigate the risk of not conflict free sourcing

We recognize that efforts to reduce violence associated with conflict minerals are ongoing and require continually adapting to changing situations. We will continue to improve our compliance processes including, but not limited to, taking the following steps:

•	Continued participation in the CFSI.

•	In the case of the products covered by this Form SD and CMR, we will continue to work with suppliers at all levels of the supply chain to increase the quality of the data provided to us.